Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders

PVR Partners L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-185179) on Form S-3 filed by Regency Energy Partners LP of our reports dated February 27, 2013, with respect to the consolidated balance sheets of PVR Partners, L.P. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and partners’ capital for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of PVR Partners, L.P.

/s/ KPMG LLP

Houston, Texas

February 4, 2014